CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,000,000	$272.80

Pricing supplement no. 1260 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 4-I dated November 14, 2011	Registration Statement No. 333-177923 Dated April 10, 2013 Rule 424(b)(2)

Structured Investments	$2,000,000 Capped Single Observation Knock-Out Notes Linked to the Common Stock of Cliffs Natural Resources Inc. due April 30, 2014

General

•	The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the Reference Stock, up to the Maximum Return of 25.00% at maturity, and who anticipate that the Final Stock Price will not be less than the Initial Stock Price by more than 40.00%. Investors should be willing to forgo interest and dividend payments and, if the Final Stock Price is less than the Initial Stock Price by more than 40.00%, be willing to lose some or all of their principal. If the Final Stock Price is not less than the Initial Stock Price by more than 40.00%, investors have the opportunity to receive the greater of (a) the Stock Return and (b) the Contingent Minimum Return of 9.50% at maturity, subject to the Maximum Return of 25.00%. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 30, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on April 10, 2013 and are expected to settle on or about April 15, 2013.

Key Terms

Reference Stock:	The common stock, par value $0.125 per share, of Cliffs Natural Resources Inc. (New York Stock Exchange symbol “CLF”). We refer to Cliffs Natural Resources Inc. as “Cliffs.”
Knock-Out Event:	A Knock-Out Event occurs if the Final Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	40.00%
Payment at Maturity:	If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Stock Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose more than 40.00% of your initial investment and may lose all of your initial investment at maturity.
If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Stock Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?” in this pricing supplement.
Maximum Return:	25.00%, which results in a maximum payment at maturity of $1,250.00 per $1,000 principal amount note
Contingent Minimum Return:	9.50%
Stock Return:	Final Stock Price – Initial Stock Price Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date, which was $20.35, divided by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.
Observation Date†:	April 25, 2014
Maturity Date†:	April 30, 2014
CUSIP:	48126DR27
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Payment at Maturity — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Capped Single Observation Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$2,000,000	$20,000	$1,980,000
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 10, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 10, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Capped Single Observation Knock-Out Notes Linked to the Common Stock of Cliffs Natural Resources Inc.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Stock Price of $20.00 and reflects the Contingent Minimum Return of 9.50%, the Maximum Return of 25.00% and the Knock-Out Buffer Amount of 40.00%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return
Final Stock Price	Stock Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$36.000	80.00%	25.00%	N/A
$34.000	70.00%	25.00%	N/A
$32.000	60.00%	25.00%	N/A
$30.000	50.00%	25.00%	N/A
$28.000	40.00%	25.00%	N/A
$26.000	30.00%	25.00%	N/A
$25.000	25.00%	25.00%	N/A
$24.000	20.00%	20.00%	N/A
$23.000	15.00%	15.00%	N/A
$22.000	10.00%	10.00%	N/A
$21.900	9.50%	9.50%	N/A
$21.000	5.00%	9.50%	N/A
$20.500	2.50%	9.50%	N/A
$20.200	1.00%	9.50%	N/A
$20.000	0.00%	9.50%	N/A
$19.000	-5.00%	9.50%	N/A
$18.000	-10.00%	9.50%	N/A
$17.000	-15.00%	9.50%	N/A
$16.000	-20.00%	9.50%	N/A
$14.000	-30.00%	9.50%	N/A
$12.000	-40.00%	9.50%	N/A
$11.998	-40.01%	N/A	-40.01%
$10.000	-50.00%	N/A	-50.00%
$8.000	-60.00%	N/A	-60.00%
$6.000	-70.00%	N/A	-70.00%
$4.000	-80.00%	N/A	-80.00%
$2.000	-90.00%	N/A	-90.00%
$0.000	-100.00%	N/A	-100.00%

(1) The Final Stock Price is greater than or equal to $12.00 (60.00% of the hypothetical Initial Stock Price).

(2) The Final Stock Price is less than $12.00 (60.00% of the hypothetical Initial Stock Price).

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a payment at maturity set forth in the table above is calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $20.00 to a Final Stock Price of $20.50— a Knock-Out Event has not occurred. Because the Stock Return of 2.50% is less than the Contingent Minimum Return of 9.50%, the investor receives a payment at maturity of $1,095 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $20.00 to a Final Stock Price of $19.00— a Knock-Out Event has not occurred. Because the Stock Return of -5% is less than the Contingent Minimum Return of 9.50%, the investor receives a payment at maturity of $1,095 per $1,000 principal amount note.

Example 3: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $20.00 to a Final Stock Price of $23.00— a Knock-Out Event has not occurred. Because the Stock Return of 15% is greater than the Contingent Minimum Return of 9.50% but less than the Maximum Return of 25.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 4: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $20.00 to a Final Stock Price of $10.00 — a Knock-Out Event has occurred. Because the Final Stock Price of $10.00 is less than the Initial Stock Price of $20.00 by more than the Knock-Out Buffer Amount of 40.00%, a Knock-Out Event has occurred and because the Stock Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

JPMorgan Structured Investments —	PS-2
Capped Single Observation Knock-Out Notes Linked to the Common Stock of Cliffs Natural Resources Inc.

Example 5: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $20.00 to a Final Stock Price of $30.00 — a Knock-Out Event has not occurred. Because the Stock Return of 50% is greater than the Maximum Return of 25.00%, the investor receives a payment at maturity of $1,250.00 per $1,000 principal amount note, the maximum payment on the notes.

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Reference Stock, up to the Maximum Return of 25.00%. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 9.50% on the notes, for a minimum payment at maturity of $1,095 for every $1,000 principal amount note, subject to the Maximum Return of 25.00%. The maximum payment at maturity will be $1,250.00 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Cliffs. For additional information see “The Reference Stock” in this pricing supplement.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note the following considerations, in addition to the discussion under the section entitled “Material U.S. Federal Income Tax consequences – Tax Consequences to Non-U.S. Holders” in the accompanying product supplement no. 4-I:

Based on certain factual assumptions and representations received from us, our special tax counsel is of the opinion that withholding under Sections 897 and 1445 of the Code and the regulations thereunder (collectively, “FIRPTA”) should not be imposed on proceeds paid to non-U.S. investors, although it is possible that we may decide (or that the IRS could argue) that we are required to do so.

In addition, Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

JPMorgan Structured Investments —	PS-3
Capped Single Observation Knock-Out Notes Linked to the Common Stock of Cliffs Natural Resources Inc.

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Stock Return is positive or negative. If the Final Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 40.00%, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 40.00% will terminate. If a Knock-Out Event has occurred, for every 1% that the Final Stock Price is less than the Initial Stock Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 40.00% of your initial investment and may lose all of your initial investment at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Stock Price is greater than the Initial Stock Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 25.00%, regardless of the appreciation in the Reference Stock, which may be significant.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

We and/or our affiliates may also currently or from time to time engage in business with Cliffs, including extending loans to, or making equity investments in, Cliffs or providing advisory services to Cliffs. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Cliffs, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER MAY TERMINATE ON THE OBSERVATION DATE— If the Final Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 40.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock. Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be at a level not less than the Initial Stock Price by more than the Knock-Out Buffer Amount. This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	NO INTEREST OR, DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Stock would have.
JPMorgan Structured Investments —	PS-4
Capped Single Observation Knock-Out Notes Linked to the Common Stock of Cliffs Natural Resources Inc.

•	RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS VOLATILE — The likelihood that the Final Stock Price will be less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 40.00%, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Reference Stock — the frequency and magnitude of changes in the closing price of the Reference Stock.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the closing price of the Reference Stock;
•	the time to maturity of the notes;
•	whether a Knock-Out Event is expected to occur;
•	the dividend rate on the Reference Stock;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	PS-5
Capped Single Observation Knock-Out Notes Linked to the Common Stock of Cliffs Natural Resources Inc.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Cliffs is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Cliffs is an international mining and natural resources company. The common stock of Cliffs, par value $0.125 per share (Bloomberg ticker: CLF), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The New York Stock Exchange, which we refer to as the relevant exchange for purposes of Cliffs in the accompanying product supplement no. 4-I. Information provided to or filed with the SEC by Cliffs pursuant to the Exchange Act can be located by reference to SEC file number 001-08944, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common stock of Cliffs based on the weekly closing prices of one share of the common stock of Cliffs from January 4, 2008 through April 5, 2013. The closing price of one share of the common stock of Cliffs on April 10, 2013 was $20.35. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-6
Capped Single Observation Knock-Out Notes Linked to the Common Stock of Cliffs Natural Resources Inc.